FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           28 November 2002


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1       RNS Announcement, re:  Announcement of Restructuring
              dated  28 November 2002

No. 2       RNS Announcement, re: New Chairman Announcement
              dated 28 November 2002

No. 3       RNS Announcement, re: Statement re Pension Scheme
              dated 28 November 2002

Exhibit No.1

             British Energy plc ("British Energy" or the "Company")

   Announcement of restructuring proposals and extension of HMG loan facility


The Board of British Energy (the "Board") announces a restructuring intended to achieve the long-term financial viability of the British Energy Group. The restructuring will require certain significant creditors of the British Energy Group to compromise their claims and will lead to very significant dilution of existing shareholders. The UK Government ("HMG") has confirmed its intention to support the proposed restructuring and has agreed to extend the facility agreement (the "Facility"), entered into on 26 September 2002, until 9 March 2003 in order to provide financial stability and security whilst British Energy seeks the support of these significant creditors.


The principles for restructuring include:

  - British Energy has entered into non-binding Heads of Terms with BNFL, which will provide for two new contracts to replace the agreements under which BNFL currently provides front and back-end fuel related services to British Energy Generation Limited ("BEG") and British Energy Generation (UK) Limited ("BEG(UK)"), British Energy's wholly-owned UK nuclear generating subsidiaries
  - All uncontracted nuclear liabilities, decommissioning liabilities of the nuclear power stations owned by BEG and BEG(UK) and the historic liabilities relating to spent fuel will be met through a Nuclear Liability Fund ("NLF").
      British Energy will make ongoing contributions to this fund and HMG has agreed to assume financial responsibility for such liabilities to the extent that they exceed the assets in the NLF
  - British Energy would issue new bonds to significant creditors, together with new ordinary shares, in exchange for the extinguishment of existing obligations they are owed. British Energy would also issue new bonds to the NLF.
      - Under the proposed restructuring, the Board will not issue more than GBP700 million in new bonds of which GBP275 million will be contributed to the NLF
  - The NLF will also receive a contractual entitlement to receive 65 per cent. of the net cash flow of the British Energy Group (after tax, financing costs and transfer to cash reserves)
  - As a result of the restructuring, existing shareholders of British Energy are expected to be very significantly diluted
  - Ordinary trade creditors and employees are expected to be paid in full as the relevant amounts fall due
  - British Energy is continuing discussions with potential buyers for its interests in Bruce Power LP ("Bruce") and Amergen

The restructuring plan will need to be approved by the significant creditors whose entitlements are to be compromised, HMG, existing shareholders (if required), the Inland Revenue and the European Commission (under State Aid Rules) prior to being finally implemented. This is expected to be completed by mid 2004 and only then can the restructuring be fully implemented. Prior to 14 February 2003, the Board will seek to agree formal standstill arrangements and agreement in principle to the proposed restructuring with the significant creditors. An application for Restructuring Aid must be submitted to the European Commission prior to 9 March 2003.

The Board believes that the proposed restructuring outlined in this announcement is in the best interests of the Company and its creditors and is working closely in conjunction with its advisors to implement a successful restructuring of British Energy within the principles accepted by HMG.

The Board believes that the restructuring of the group offers the best available opportunity to achieve the long term financial viability of the British Energy Group. However, the proposed restructuring requires the Company to reach formal agreement with a large number of creditors with respect to diverse financial interests, as well as a successful disposal of British Energy's interests in Bruce and Amergen.

If such agreements cannot be reached, the required approvals are not forthcoming within the timescales envisaged, the assumptions underlying the proposal are not fulfilled or the conditions to the restructuring are not satisfied or waived, the Company may be unable to meet its financial obligations as they fall due and therefore the Company may have to take appropriate insolvency proceedings, in which case the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is unlikely to be any return to shareholders.


Contacts:

Andrew Dowler                                        Tel: 0207 831 3113
                                                     Financial Dynamics





             British Energy plc ("British Energy" or the "Company")

   Announcement of restructuring proposals and extension of HMG loan facility



Introduction



The Board of British Energy (the "Board") announces a restructuring intended to achieve the long-term financial viability of the British Energy Group. The restructuring will require certain significant creditors of the British Energy Group to compromise their claims and will lead to a very significant dilution of existing shareholders. The UK Government ("HMG") has confirmed its intention to support the proposed restructuring and has agreed to extend the facility agreement (the "Facility") entered into on 26 September 2002, until 9 March 2003, in order to provide financial stability and security whilst British Energy seeks the support of these significant creditors.



Implementation of the restructuring proposals is subject to material conditions, including approval by the European Commission under State Aid Rules.



The Board believes that the proposed restructuring outlined in this announcement is in the best interests of the Company and is working closely in conjunction with its advisers to implement a successful restructuring of British Energy in accordance with the principles accepted by HMG.



Background



At the Company's AGM on 16 July 2002, the Chairman stated that commercial conditions in the UK electricity market were tough. On 13 August 2002, the Company revised its forecast UK nuclear generation for the year to 31 March 2003 to be in the region of 63 TWh (plus or minus 1 TWh) compared with the originally planned generation of 67.5 TWh. This revision was largely based on unplanned outages at the Company's Torness, Heysham, and Dungeness B nuclear power stations.



British Energy had for some while been seeking to renegotiate its fuel contracts with BNFL to try and significantly reduce its fixed cost base. BNFL delivered, on 3 September 2002, its final proposal to British Energy, but the terms that they offered fell short of those which British Energy required. Having reviewed the longer-term prospects of the group, the Board concluded that it should not drawdown on existing undrawn loan facilities and decided that there was no alternative but to seek HMG support. On 5 September 2002, British Energy announced that it had initiated discussions with HMG with a view to seeking immediate financial support and to enable a longer term restructuring to take place.



As a result of these discussions, on 9 September 2002 HMG provided British Energy with a facility for up to GBP410 million which was due to mature on 27 September 2002. The facility was intended to provide working capital for British Energy's immediate requirements and to allow the Company to stabilise its trading position in the UK and North America.



On 26 September 2002, HMG agreed to a revised facility in an amount of up to GBP650 million and with a maturity date of 29 November 2002. The Facility was cross-guaranteed by certain principal group entities and secured by certain group assets. It also contained a requirement to provide further first ranking and fixed and floating charge security to HMG if so requested.



Since 26 September 2002, the Company and its advisers have been considering the financial prospects of the business and working on proposals for a solvent restructuring which would address the significant cash shortfalls arising in the business expected in the short to medium term in light of the current market environment.



In particular, the proposed restructuring seeks to address the following factors:



  - British Energy's nuclear fleet in the UK has high fixed costs of production (including costs of existing contracts with BNFL); as a result the business has been unable to withstand the reduction in wholesale electricity prices which have fallen by over 35 per cent. over the last two years.
  - British Energy, as a merchant generator with no retail supply business, is heavily exposed to declines in wholesale electricity prices. British Energy has built significant direct sales to industrial and commercial customers, but the contracts are closely linked to the wholesale electricity price.
  - British Energy's wholesale electricity price exposure has been exacerbated by a power purchase agreement and two contracts for differences which have magnified its exposure to baseload electricity prices.
  - British Energy has an obligation, under its nuclear licences, to decommission its stations at the end of their useful life. Certain of the decommissioning liabilities are covered by the Nuclear Decommissioning Fund ("NDF") to which British Energy contributes; however, there is no certainty that this fund will be sufficient to cover all of the liabilities to which it relates. In addition, other substantial decommissioning liabilities are currently unfunded. Therefore, the amount of the decommissioning liabilities is subject to uncertainty.
  - British Energy's operations generate liabilities in respect of nuclear fuel and waste. Some of these liabilities are covered by long term contracts with BNFL, with the balance remaining uncontracted. These uncontracted liabilities are long term in nature and therefore subject to uncertainty. There is no guarantee that the business will generate sufficient funds to cover these liabilities.
  - British Energy's coal plant at Eggborough has also suffered from the reduction in wholesale electricity prices and the narrowing in the differential between winter and summer prices. The plant is worth significantly less than the debt it carries.
  - British Energy has successful investments in the USA and Canada but these have not generated dividends to British Energy to date. As a result they have stretched British Energy's financial resources. These investments are now for sale.
  - Based on unaudited management accounts, as at 30 September 2002, British Energy had indebtedness of GBP1,050 million (including GBP490 million secured on the Eggborough plant). The Company's funding needs have increased significantly in both the UK and Canada to meet the collateral needs of trading counter-parties, following the loss of its investment grade rating in September 2002.



HMG Facility



The GBP650 million Facility will be extended at its existing level until 9 March 2003, to continue to provide working capital for the business and collateral to support the trading operations in the UK and North America. To date, approximately 60 per cent. of the Facility has been drawn down.



Continued financing under the Facility will be conditional on British Energy promptly using all reasonable efforts to obtain formal standstill commitments from certain Significant Creditors (see below), and the Secretary of State will be entitled to require immediate repayment of the Facility if such creditors decline to enter into these commitments by 14 February 2003 or if British Energy Generation (UK) Limited's ("BEG(UK)") interest in Bruce Power LP ("Bruce") is not sold by 14 February 2003 or if in the opinion of the Secretary of State the restructuring cannot be implemented in the manner or timescale envisaged.



Discussions in relation to the possible disposals of BEG(UK)'s interests in Bruce and Amergen are continuing. HMG's funding commitment in respect of Bruce will be restricted, pending agreement of the proposed sale of Bruce in the short term, subject to review by the Secretary of State in the light of progress on the sale of Bruce.



Under the Facility, cash proceeds from any disposal of BEG(UK)'s interests in Bruce and Amergen and net cash flow from operations of British Energy and its UK subsidiaries (excluding Eggborough) after deduction (in the case of cashflow) of approved UK capital and operating expenses, are required to be applied first in repayment of the Facility and associated expenses and secondly in establishing and maintaining cash reserves for the purposes of providing collateral for trading and operations, covering lost revenue and costs from outages and meeting other working capital requirements.



As the cash reserves build up, the available amount of the Facility will be reduced. If the cash reserves were to reach GBP490 million, no further borrowings under the Facility are envisaged and any such borrowing would require the consent of the Secretary of State.



The Facility will remain cross-guaranteed by principal group entities other than Bruce and secured by certain group assets. (see note below)



HMG notified its initial financial support and its extension of the Facility to the European Commission on 9 and 27 September 2002. On 27 November 2002 the European Commission granted approval of this aid until 9 March 2003.



On 22 November 2002, Greenpeace were granted leave to commence proceedings for a judicial review of the rescue aid inherent in the Facility.



Standstill Agreements

British Energy will immediately seek to enter into formal standstill agreements with BNFL and other significant finance creditors ("Significant Creditors") comprising holders of the 2003, 2006 and 2016 sterling bonds (together the " Bondholders"), the Eggborough bank syndicate (the "Bank Lenders") and counterparties to three out of the money power purchase agreements and contracts for differences: Teesside Power Limited (TPL), TotalFinaElf (TFE) and Enron (collectively the "PPA Counterparties").



Under the proposed standstill agreements, Significant Creditors would be paid only an element of the amounts owing to them. In particular, the British Energy Group would pay interest but not principal on amounts owing to the Bondholders and the Bank Lenders. British Energy Power and Trading Limited ("BEPET") would pay to Eggborough Power Limited ("EPL") amounts attributable to its operating costs, capital expenditure and interest on borrowings. Each PPA Counterparty would be paid interest on overdue standstill amounts. In addition, TPL would receive certain payments in respect of some of its operating and energy costs.



British Energy has had preliminary discussions with certain of the Significant Creditors who have indicated a willingness, in principle, to enter into such standstill arrangements.

In addition, BNFL has agreed in principle, subject to the arrangements with other creditors, to standstill all payments for storage and reprocessing until 31 March 2003 and thereafter to accept reduced payments for spent fuel services until the restructuring is completed ("Restructuring Closing Date").

British Energy expects to continue to pay ordinary trade creditors and employees as the relevant amounts fall due.

The restructuring proposal envisages British Energy reaching formal standstill agreements and agreement in principle on the restructuring with Significant Creditors by 14 February 2003.



Agreement with BNFL



British Energy, BEG(UK) and British Energy Generation Limited ("BEG"), have entered into non-binding Heads of Terms with BNFL in relation to BNFL's supply of fuel and related fuel services for future burn (front-end and back-end). The new contracts are conditional upon the restructuring proposals being implemented. The existing back-end contracts between BEG, BEG(UK) and BNFL will continue to apply in respect of fuel loaded into reactors prior to the new contracts becoming effective. Pending formal implementation of the new contracts, payments from British Energy to BNFL shall be made as if the new contracts had become effective on 1 April 2003.



The principal terms of the new contracts, which will cover the expected life of British Energy's nuclear plants, will be:



With respect to front-end fuel fabrication services:



  - a payment of GBP28.5 million fixed per annum until 2006, but discounted on a variable basis in accordance with electricity prices to a minimum of GBP13.5 million at a market price of GBP15/MWh. The fixed starting price falls to GBP25.5 million per annum thereafter and is also subject to the discounting mechanism
  - a payment of GBP191,000 per tonne of AGR fuel delivered



With respect to back-end fuel services:



  - a payment of GBP150,000 per tonne of AGR fuel, payable on irradiation of the fuel
  - a rebate/surcharge against that payment equivalent to 50 per cent. of the difference between the market baseload price in a year and GBP16.00 per MWh multiplied by the MWh produced by the AGR fleet in that year. The market baseload price used in the calculation will not be less than GBP14.80 and not more than GBP19.00
  - if the market baseload price exceeds GBP19.00 per MWh, a surcharge against that payment equivalent to 25 per cent. of the difference between the market baseload price in a year and GBP19.00 per MWh multiplied by the MWh produced in the AGR fleet in that year. The market baseload price used in that calculation will not be less than GBP19.00 and not more than GBP21.00
  - BNFL will assume title to spent fuel on delivery to BNFL from British
    Energy



All of the above monetary amounts are indexed to the Retail Price Index ("RPI").



British Energy intends that the definitive contracts are executed before 1 April 2003.



Nuclear liabilities and the decommissioning fund



As at 30 September 2002, British Energy's unaudited management accounts contained, on a discounted basis, an accrual of approximately GBP2.1 billion for liabilities in respect of British Energy's back-end contracts with BNFL, which extend to 2086, and provisions of approximately GBP0.7 billion for uncontracted back-end liabilities and approximately GBP0.6 billion (net of the NDF) for costs of decommissioning which may take as much as eighty years from the start of defuelling to complete. Under the restructuring, the existing NDF would be enlarged into or supplemented by a new fund (the "Nuclear Liability Fund") covering these historic spent fuel liabilities and uncontracted back-end liabilities as well as costs of decommissioning.



The value of the present NDF on the balance sheet at 30 September 2002 was
GBP0.3 billion based on unaudited management accounts.   Pending implementation
of the restructuring, payments to the NDF will continue on the existing basis.



After the Restructuring Closing Date, British Energy will contribute to the NLF/ NDF, as appropriate:



  - fixed decommissioning contributions of GBP20 million per annum (indexed to RPI) but tapering as stations close
  - GBP150,000 (indexed to RPI) for every tonne of fuel loaded into the Sizewell B reactor after the Restructuring Closing Date
  - GBP275 million of new bonds (see below)
  - 65 per cent. of free cash flow (see below)



Subject to approval of the restructuring and the compromise with Significant Creditors set out below, HMG will meet the costs of historic back-end fuel liabilities and will assume responsibility for uncontracted and decommissioning liabilities to the extent that the accrued value of the NDF and the contributions by British Energy to the NLF (as set out above) are insufficient to meet the liabilities as they fall due. Any surplus would be applied towards the costs borne by HMG in respect of historic back-end fuel contracts. The average annual cash cost to British Energy of meeting the historic back-end fuel costs to be assumed by HMG would have been approximately GBP150 million to GBP200 million per annum over the next ten years, declining thereafter.



The fixed decommissioning contributions will be accelerated on a net present value basis (discounted at a discount rate appropriate to the fund) and become immediately due and payable in the event of the insolvency of BEG or BEG(UK). The accelerated payment will be guaranteed by all principal group companies and secured by charges on their assets.



Restructuring Process



The arrangements described above represent the contributions which HMG and BNFL, respectively, are willing to make to facilitate a restructuring of British Energy. British Energy believes that financial viability can only be achieved if certain other existing creditors of the British Energy Group also agree to make a contribution to the restructuring by agreeing to a compromise of their existing claims. Based on unaudited management accounts at 30 September 2002, the Significant Creditors whose claims will need to be compromised are:


                                                     (GBPm)
Bondholders                                          408
Bank Lenders (1)                                     490
PPA Counterparties                                   365
                                                     ____
                                                     1,263

(1) Excludes any valuation of  associated interest rate swaps



The Bondholders are creditors of British Energy but also have a joint and several guarantee from BEG and BEG(UK). Enron is a creditor of BEG and has a guarantee from British Energy; whilst the other PPA Counterparties (namely, Teesside Power Limited and TotalFinaElf) are creditors of BEPET and likewise have guarantees from British Energy. Amounts owing by EPL to the Bank Lenders are not guaranteed by British Energy but British Energy guarantees the payment of amounts by BEPET to EPL calculated to cover EPL's borrowing and operating costs and British Energy also provides a subordinated loan facility to EPL.



Under the restructuring, the Significant Creditors will be asked to extinguish their existing claims in exchange for a combination of new bonds and new ordinary shares in the restructured British Energy Group. The amounts that are expected to be offered to each class of creditor will likely depend on not only the amount each such class claims is owing to them but also other factors including the identity of the debtor and any guarantor. In addition, at the Restructuring Closing Date new bonds will be issued to the NLF and thereafter a proportion of annual free cash flow will be contributed to the NLF.



New bonds



Under the restructuring proposal the par value of new bonds to be issued will not exceed GBP700 million.



The actual amount of the new bonds to be issued and the number of tranches or classes thereof will be determined following a detailed review of the level of debt that the business is capable of supporting in light of the financial position of the business at the time when the restructuring is implemented.



The financial robustness of the business will be supported by cash reserves of up to a maximum of GBP490 million to cover collateral and working capital requirements of the business and lost revenue and costs in relation to outages.



The terms of the new bonds are yet to be finalised. However, they are presently expected to be divided into a number of tranches amortising on an annuity basis, the overall redemption of which is expected to match closely the remaining useful economic life of the power stations. Consequently, the new bonds are expected to mature on or before 2035 and to carry a fixed coupon of approximately 7% per annum. Application will also be made for Listing on the Official List. In due course, British Energy may seek to have one or more rating assigned to the new bonds. Prepayments or purchases of the new bonds will only be permitted if British Energy at the same time prepays on a pro rata basis part of the net present value of the decommissioning contributions for the ensuing five years.



If the maximum amount of GBP700 million in new bonds were issued, the Board would issue GBP275 million to the NLF with the remaining GBP425 million being issued to Significant Creditors.



Nuclear Liability Payments



The British Energy group will also make contributions ("Nuclear Liability Payments") to the NLF of 65 per cent. of the group's consolidated net annual cash flow after tax, financing costs and the funding of the Cash Reserves up to GBP490 million. For these purposes, financing costs includes payment of interest and repayment of principal. The percentage used to calculate the Nuclear Liability Payments will be adjustable on a fair and reasonable basis so that shareholders benefit from retained cash flow and proceeds of new subscriptions for shares and so that the NLF and shareholders are not adversely affected by any demerger, issue of securities to shareholders or other corporate actions.



The NLF will have the right, from time to time, to convert all or part of the Nuclear Liability Payments into such number of ordinary shares in the restructured group as would represent after full conversion the same percentage of the share capital as the percentage used to calculate the Nuclear Liability Payments prior to conversion (i.e. 65 per cent. at the current time).



For so long as they are held by the NLF such ordinary shares would be non-voting to the extent that they would otherwise carry 30 per cent. or more of the voting rights of the restructured company.



New Equity



In addition, Significant Creditors are expected to be issued with new ordinary shares, thereby very significantly diluting existing British Energy shareholders (including holders of A shares).



Conditions



The restructuring proposal is conditional on, inter alia:



  - Completion of a sale of British Energy's interest in Bruce by 14 February
    2003
  - A sale of British Energy's interest in Amergen having been agreed by 30 June 2003 and completed by the Restructuring Closing Date
  - Formal agreement to the restructuring proposals having been entered into by BNFL, the Bank Lenders, TPL, TFE and Enron by no later than 30 September 2003
  - The restructuring proposals having been approved by meetings of the bondholders by 30 September 2003
  - Receipt of State Aid approvals to the restructuring proposal by 30 June 2004 (or such later date, not being later than 30 September 2004, or as the Secretary of State may agree)
  - Admission of the new ordinary shares and new bonds to listing by the UKLA
  - Shareholder approval if required
  - All necessary regulatory approvals and tax clearances



Documentation to approve the restructuring is expected to be issued in the summer of 2003. The European Commission approval of any restructuring aid application is expected by mid-2004.



The Government assistance to the restructuring proposals is subject to State Aid approval. Once the plan has agreement in principle from Significant Creditors the Government will notify the plan to the European Commission for approval.
The decision of the European Commission is expected by mid 2004.



Bruce/Amergen

As previously announced, British Energy is currently in discussions with potential buyers for its interests in Bruce and Amergen, which are respectively a subsidiary and an associate of BEG(UK). Any proceeds from disposal will be applied first in respect of repayment of the Facility and second in respect of the cash reserves noted above. The restructuring proposal assumes that Bruce will be sold by 14 February 2003 but there cannot be any assurance that this will be achieved.

Restructured business

Following completion of the restructuring process, British Energy will be a merchant generator in the UK market with nuclear generating facilities and the Eggborough coal-fired power station with a combined capacity of 11.6 GW. Output will continue to be sold into the wholesale power market or under arrangements with energy supply companies.

The Board intends to reduce the Group's exposure to wholesale electricity prices in the UK. The revised BNFL contract will provide a partial hedge against market prices in respect of approximately 40 per cent. of British Energy's total electricity output (including Eggborough and Sizewell). In addition, the Board intends to implement a trading strategy which will seek to enter into short and medium-term power-sale contracts with market counterparties and with industrial and commercial customers, to hedge the majority of its remaining output.

While the company is targeting annual output from the nuclear power fleet of approximately 69 TWh (82 per cent. load factor), the Board considers that a prudent judgement of the normal level of output from these plants on an annual basis should be 67TWh (80 per cent. load factor).



In addition, under the proposed restructuring, the exposure of the group to the uncertainty and long term risks inherent in the group's uncontracted and decommissioning liabilities and substantial historic liabilities to BNFL would be limited to the amount of the notes issued to the NLF and the ongoing Nuclear Liability Payments and fixed decommissioning contributions.

As a result of the restructured BNFL contracts, cash operating costs (including maintenance capital expenditure and overheads (including corporate overheads)) in the nuclear operations, on an assumption of 67 TWh output and at electricity prices of GBP16 per MWh (in 2002/3 prices), are expected to be approximately GBP14.50 per MWh (in 2002/3 prices).

Taking account of the needs of the restructured business, the Board intends to take action to reduce corporate overhead costs.



Other Considerations



The legal structure and the steps necessary to implement the proposed restructuring, together with their accounting and tax consequences, have not been finalised. Implementation of the proposed restructuring will require the identification of a structure and steps which permit the commercial and economic effects outlined above to be achieved without material adverse taxation or accounting consequences.



The detailed terms of the restructuring will also need to be discussed and agreed with the Inland Revenue. Formal agreements will need to be reached with Bondholders, the Bank Lenders, TPL, TFE and Enron in relation to the standstill and the restructuring of their diverse financial interests. No agreement has been reached in relation to the price or terms of any sale of Bruce or Amergen. Furthermore the European Commission may not approve the restructuring or may impose conditions to such approval that would affect the financial terms or even the viability of the restructuring.



If such agreements cannot be reached or the required approvals are not forthcoming within the timescales envisaged, or the assumptions underlying the proposal are not fulfilled, or the conditions to the restructuring proposal are not satisfied or waived, then the Company may be unable to meet its financial obligations as they fall due and therefore the Company may have to take appropriate insolvency proceedings. The Board considers that, in the event of insolvency, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is unlikely to be any return to shareholders.



Interim results



The Company expects to announce its results for the six months to 30 September 2002 on 12 December 2002.



Contacts:
Andrew Dowler                                        Tel: 0207 831 3113
                                                     Financial Dynamics



Notes:



1. The loan is guaranteed by British Energy plc, British Energy Generation (UK) Limited, British Energy Generation Limited, British Energy Power and Energy Trading Limited, British Energy Investment Limited, District Energy Limited, British Energy International Holdings Limited, British Energy US Holdings Inc., British Energy L.P., British Energy (Canada) Limited and Bruce Power Investments Inc.



2. Security for the HMG Facility has been given by British Energy plc (fixed and floating charge debenture and share pledge), British Energy Power and Energy Trading Limited (fixed and floating charge debenture), British Energy Generation Limited (fixed and floating charge debenture and fixed charge over nuclear sites), District Energy Limited (fixed and floating charge debenture), British Energy Generation (UK) Limited (fixed and floating charge debenture, charge over nuclear sites and share pledge), British Energy International Holdings Limited (fixed and floating charge debenture and share pledge), British Energy (Canada) Limited (the holding company of the group's Canadian Interests) (share pledge), British Energy Investment Limited (fixed and floating charge debenture) and British Energy US Holdings Inc., (the holding company of the group's United States interests) (share pledge).

Exhibit No.2


28 November 2002


BRITISH ENERGY PLC
NEW CHAIRMAN APPOINTED


British Energy PLC announces the appointment of Adrian Montague CBE as its Chairman.


He replaces Dr Robin Jeffrey, 63, who has stepped down from his position as Chairman and Chief Executive. Dr Jeffrey became Chairman and Chief Executive in 2001, prior to which he was responsible for the company's successful overseas investment programme. The Board would like to record its appreciation of his commitment to British Energy but, with the blueprint for a solvent restructuring now agreed with the Government, it has decided that someone with a different skill set should head the company.


Mr Montague, who is joining British Energy with immediate effect, said:


"British Energy's situation is well known. The impact of falling prices in the generation market and the fixed nature of its current cost base means that a restructuring is urgently required. I believe that can best be achieved in the private sector and that British Energy can have a viable future as a privately financed company. In the short term, that is what I am determined to achieve. In the long-term, British Energy needs to reclaim its rightful position as one of the UK's leading generators."


As previously announced, headhunters have been appointed to help identify a new Chief Executive, and a further announcement will be made in due course.


Notes for Editors


Adrian Montague is Deputy Chairman of Network Rail and a senior adviser to Societe Generale, Paris. From 1997 to 2001, he held senior positions concerned with the implementation of the Government's strategy for involving the private sector in the delivery of public services, first as Chief Executive of the Treasury Taskforce, and then as Deputy Chairman of Partnerships UK plc. Adrian joined the Treasury Taskforce from Dresdner Kleinwort Benson where he was Co-Head of the merged Global Project Finance businesses of Kleinwort Benson and Dresdner Bank. He was with London law firm Linklaters & Paines from 1971 to 1994, becoming a partner in 1979. Adrian is also non-executive Chairman of Michael Page International plc and of Partnerships for Health plc, and a director of CellMark AB, the pulp and paper marketing company based in Gothenburg.



For further information:                             Andrew Dowler
                                                     Financial Dynamics
                                                     020 7831 3113

Exhibit No.3


BRITISH ENERGY GENERATION GROUP PENSION SCHEME: DISCONTINUANCE OF USE OF SURPLUS


The Board of British Energy announces today that it has discontinued the existing use of the BEGG pension scheme surplus with effect from 1 November, two months earlier than indicated in the previous announcement of 8 October.


The additional cash cost to the Company associated with the bringing-forward of the cessation date is not expected to exceed GBP4.5m.


CONTACTS


Paul Heward                      01355 262201         (Investor Relations)
David Wallace                    01355 262574         (Media Enquiries)
Duty Press Officer               01452 652233         (Media Enquiries)


Find this News Release on our web-site: www.british-energy.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 28, 2002           BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations